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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

AUGRID CORPORATION

(Exact Name of Issuer as Spescified in its Charter)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

05106D202

(CUSIP Number)

Dan Rubin

186 Industrial Center Drive

Lake Helen, FL 32744

386-228-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05106D202

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Dan Rubin: 558 81 3304

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9. Sole Dispositive Power 0 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Item 1. Security and Issuer.

Dan Rubin previously filed a Schedule 13D on October 1, 2003 (the “October 2003 Filing”) with respect to shares of common stock, $0.001 par value per share (the “Common Stock”), of AuGrid Corporation. (the “Issuer”), an Ohio corporation. The address of the principal executive offices of the Issuer is 2275 East 55th Street, Cleveland, Ohio 44103. This Schedule 13D/A (the “Amendment”) supplements and amends the October 2003 Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment have the meanings given in the October 2003 Filing.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (b) of the October 2003 Filing is hereby amended as follows:

(a) Dan Rubin is the beneficial owner of 0 shares of AuGrid Corporation, which is 0% of the outstanding shares of the Company.

(b) Dan Rubin maintains sole investment discretion over 0 shares of AuGrid Corporation. Dan Rubin maintains no voting power over 0 shares of AuGrid Corporation. Dan Rubin maintains sole power to dispose or to direct the disposition of 0 shares of AuGrid Corporation.

Item 5 is hereby supplemented by adding the following paragraph at the end thereof:

(c) During the period commencing on July 31, 2003, and ending on November 4, 2003, Dan Rubin sold, through his broker, an aggregate of two hundred million (200,000,000) shares of Issuer Common Stock in a series of transactions at a price per share ranging from $0.005 to $0.014 (the “Sales”). The aggregate consideration received by Dan Rubin from the Sales was one million nine hundred twenty nine thousand eighty seven dollars seventy five cents ($1,929,087.75) resulting in an average price per share of approximately $0.009645. Prior to the sales Dan Rubin beneficially owned approximately 36% of the shares of the Issuer Common stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 2003

Date

by /s/ Dan Rubin

Dan Rubin, CEO of Rubin Investment Group, Inc.